UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Contran Corporation
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Tremont Corporation (TRE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   02/07/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of  6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities       Indirect
                                              Date        Code                   A               Beneficially D   Beneficial
                                              (Month/                            or              Owned at     or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $1.00 par value                  02/07/03    J (1)    8,167         D   (1)         0            I  by NL (2)
Common Stock $1.00 par value                  02/07/03    J (3)    5,141,421     D   (3)         0            I  by Tremont Group
                                                                                                                 (4)
Common Stock $1.00 par value                  02/07/03    J (3)    5,000         D   (3)         0            I  by Valhi (5)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Canceled in exchange for 27,767 shares of Valhi, Inc. common stock, plus cash in lieu of a fractional share, in connection with the merger of the issuer with and into a wholly owned subsidiary of Valhi, Inc. On Thursday, February 6, 2003 the closing prices of the issuer's common stock and of Valhi, Inc.'s common stock was $27.98 and $8.14 per share, respectively. See Additional Information for a description of the merger transaction.
(2) Formerly held by NL Industries, Inc. See Additional Information for a description of the relationship.
(3) Canceled in connection with the merger of the issuer with and into a wholly owned subsidiary of Valhi, Inc. See Additional Information for a description of the merger transaction.
(4) Formerly held by Tremont Group, Inc. See Additional Information for a description of the relationship.
(5) Formerly held by Valhi, Inc. See Additional Information for a description of the relationship.

Additional Reporting Persons joining in this filing with Contran Corporation as the designated filer (collectively, the "Additional Reporting Persons"):

Valhi Group, Inc.               Dixie Holding Company
National City Lines, Inc.       Southwest Louisiana Land Company, Inc.
NOA, Inc.                       Dixie Rice Agricultural Corporation, Inc.


By: /s/ Andrew Louis
    -----------------------------
    Andrew Louis as Secretary of Each
     of the Additional Reporting Persons


- Additional Information

On February 7, 2003, a wholly owned subsidiary of Valhi, Inc. ("Valhi") merged (the "TGI Merger") with and into Tremont Group, Inc. ("TGI"), with TGI surviving the merger as a wholly owned subsidiary of Valhi.

Promptly after the TGI Merger, another wholly owned subsidiary of Valhi merged (the "Tremont Merger") with and into the issuer with the issuer surviving as a wholly owned subsidiary of Valhi. Pursuant to the Tremont Merger, each former stockholder of the issuer, other than Valhi and TGI, received 3.4 shares of Valhi common stock for each outstanding share held by such stockholder immediately prior to the Tremont Merger, and cash in lieu of any fractional shares of Valhi common stock to which the former Tremont stockholder would otherwise have been entitled. Shares of issuer common stock held directly by Valhi and TGI prior to the Tremont Merger were canceled in the merger.

Promptly after the Tremont Merger, TGI and the issuer merged (collectively with the TGI Merger and the Tremont Merger, the "Mergers") with and into Tremont LLC ("Tremont LLC"), with Tremont LLC surviving as a wholly owned limited liability company of Valhi.

Pursuant to the TGI Merger, Valhi issued 3,495,200 shares of its common stock to NL Industries, Inc. ("NL"), which was the only stockholder of TGI other than Valhi. The number of shares of Valhi common stock issued to NL in the TGI Merger was equal to NL's 20% pro rata interest in the 5,141,421 shares of the issuer's common stock owned by TGI, adjusted for the same 3.4 exchange ratio in the Tremont Merger. Additionally, pursuant to the Tremont Merger, Valhi issued 27,767 shares of Valhi common stock to NL, plus cash in lieu of a fractional share, in exchange for the 8,167 shares of issuer common stock NL directly owned prior to the Tremont Merger.

Immediately after the Mergers, NL directly and indirectly owned 4,709,167 shares of Valhi common stock as a result of the issuance to NL of 3,533,967 Valhi shares in the TGI and Tremont Mergers in addition to the 1,186,200 Valhi shares owned by a subsidiary of NL.

Valhi and Tremont LLC are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL. As discussed above, Valhi is the holder of 100% of the outstanding membership interests of Tremont LLC.

Valhi Group, Inc, ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 2.0%, 1.3%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The CMRT directly holds 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

Mr. Harold C. Simmons is chairman of the board of Tremont LLC, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the offices held, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons' spouse is the direct owner 69,475 shares of NL common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

The reporting person understands that Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this statement. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. As a result of Valhi's direct and indirect ownership of Valmont, NL and its subsidiary, the reporting person further understands that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and its subsidiary own as treasury stock for voting purposes. For the purposes of this statement, such shares of Valhi common stock that Valmont, NL and its subsidiary hold directly are not deemed outstanding.


SIGNATURE OF REPORTING PERSON
CONTRAN CORPORATION
By:  /s/ Andrew Louis
     -----------------------------------
     Andrew Louis, Secretary
DATE 02/07/03